Exhibit 99.1

New Gold Announces 2013 First Quarter Results
Increases Gold and Copper Resources at New Afton C-Zone by Over 300 Percent

(All figures are in US dollars unless otherwise indicated)

May 1, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces financial and operational results for the first quarter of 2013. The company is also pleased to provide an updated Mineral Resource estimate for the C-Zone at New Afton.

First Quarter 2013 and New Afton C-Zone Mineral Resource Update Highlights

First Quarter 2013

•	Gold production of 94,695 ounces

•	Total cash costs(1) of $485 per ounce, a decrease of $58 per ounce when compared to the same period of 2012

•	Net earnings of $36 million, or $0.08 per share

•	Net cash generated from continuing operations increased by 59% to $59 million from $37 million in the first quarter of 2012

•	Cash and cash equivalents of $672 million at March 31, 2013

New Afton C-Zone Mineral Resource update

•	Measured and Indicated gold and copper resources increased by over 300% to 0.3 million ounces and 211 million pounds

•	Measured and Indicated gold and copper grades increased to 0.77 grams per tonne gold and 0.77% copper from 0.62 grams per tonne and 0.68% copper

•	Inferred gold and copper resources increased by over 30% to 0.4 million ounces and 301 million pounds

“The first quarter provided a solid start to the year for our company. Consistent with our plans, the operations are expected to have progressively stronger quarters as we move through 2013. We look forward to quarterly increases in gold production and cash flow as a result,” stated Randall Oliphant, Executive Chairman. “Beyond our focus on operations, we see continued scope to add meaningful value to our portfolio of assets with today’s New Afton C-Zone update being just one example. For the C-Zone resource base to have already grown so substantially after just eight months of exploration is a testament to the continued potential of this mine.”

During the first quarter, the company produced 94,695 ounces of gold at total cash costs(1) of $485 per ounce. The combination of solid gold production and well below industry average cash costs underpinned New Gold’s financial results. The company generated revenue of $202 million, earnings from mine operations of $58 million, net earnings of $36 million, or $0.08 per share, and net cash generated from continuing operations of $59 million.

Operations Overview

Gold Production

Gold production and sales were similar to the prior year quarter. Production increases from New Afton now being part of New Gold’s operating portfolio and higher gold grades at the Peak Mines were offset by lower production at Cerro San Pedro and Mesquite due to planned mining of lower grade ore.

New Afton’s production increased in each consecutive month of the first quarter with further increases being seen in April. Production in early 2013 was impacted by the better-than-planned ramp up of the New Afton mill in the second half of 2012. As a result, the vast majority of New Afton’s ore stockpile was milled in 2012. Thus, the company supplemented underground ore feed in January with remnant lower grade ore from the historical Afton open pit which also reduced the overall mill recoveries for the quarter. As planned, in late January, the installation of the permanent underground crusher was completed. This resulted in the underground mining rate steadily increasing to an average of 11,000 tonnes per day in March, which compares to an average mining rate of 7,200 tonnes per day in the fourth quarter of 2012.

As the New Afton mine and mill are now running at equivalent throughput rates, consistent with the operation’s 11,000 tonne per day nameplate capacity, and at planned gold and copper grades, the company anticipates steady increases in gold and copper production as the year progresses.

At Cerro San Pedro and Mesquite, planned mine sequencing resulted in below reserve grade ore being placed on the leach pads which led to production being below that of the first quarter of 2012 when grades closer to reserve grade were mined. Per the company’s plans, gold grades and production are scheduled to increase during the balance of the year. In addition, at Mesquite, the two haul trucks the company had planned to add to the fleet are now in operation. These trucks should enable Mesquite to increase the mining rate and ore tonnes placed on the leach pad.

Gold production at the Peak Mines increased by 33% when compared to the same period of 2012. The increase was primarily attributable to a 21% increase in gold grade and a 9% increase in ore tonnes processed.

Silver Production

Silver production was in line with the company’s plans, however, below that of the same period of the prior year due to scheduled mining of a lower grade area of the Cerro San Pedro open pit.

Copper Production

Copper production increased by 334% when compared to the first quarter of 2012 driven by the combination of New Afton’s contribution to production as well as higher production at the Peak Mines. New Afton’s copper production profile during the quarter was consistent with that of its gold production outlined above. As monthly and quarterly copper production is expected to increase through 2013, New Gold’s total cash costs(1) should continue to decline as further discussed below. Production at the Peak Mines increased when compared to the same period of 2012 through a combination of an increase in ore tonnes processed and a 9% increase in copper recoveries.

Total Cash Costs(1)

New Gold’s first quarter total cash costs(1) were $485 per ounce, declining from the first quarter of 2012 and remaining well below the industry average. The decrease in the company’s cash costs was primarily driven by increased copper sales volumes which were partially offset by a combination of lower realized copper prices, lower silver sales volumes and realized prices as well as the scheduled mining of lower grade ore.

New Afton’s total cash costs(1) were negative $770 per ounce on a by-product basis and $721 per ounce and $1.56 per pound on a co-product basis. Consistent with planned increases in gold and copper production during the remaining quarters of 2013, New Afton’s cash costs are expected to decline over the balance of the year.

At Cerro San Pedro, costs were consistent with the company’s quarterly plans. The increase in total cash costs(1) when compared to the same period of 2012 is attributable to the combination of a $4 million decrease in silver by-product revenue, the appreciation of the Mexican Peso and planned lower gold production.

Mesquite’s total gross operating costs remained consistent with the prior year period with the mine benefitting from lower fuel and explosive costs. As such, the increase in total cash costs(1) per ounce sold was primarily driven by the planned mining of lower grade ore resulting in costs being spread over a lower production base.

Costs at the Peak Mines decreased by $96 per ounce when compared to the same period of the prior year. This decrease in total cash costs(1) was attributable to a combination of high copper by-product revenue, the depreciation of the Australian dollar and higher gold production. These benefits were partially offset by the sale of higher cost inventory.

On a consolidated basis, New Gold’s total cash costs(1) are expected to steadily decline throughout the remainder of 2013.

All-in Sustaining Costs(2)

As part of the company’s 2013 annual guidance released on February 5, 2013, New Gold estimated all-in sustaining costs(2) for the year of $875 per ounce. The estimate included: total cash costs(1), corporate general and administrative expenses, exploration expenditures and sustaining capital. As this cost standard should be finalized by the World Gold Council in June, which will provide additional clarity on the treatment of certain costs, New Gold intends to provide its quarterly and year-to-date all-in sustaining costs(2) that conform to the official standard as part of the company’s second quarter results. At that time, New Gold also plans to confirm its 2013 full year estimate for all-in sustaining costs(2) taking into account the formal definition, but does not anticipate it changing materially from the $875 per ounce previously discussed.

“We are proud of our operational performance in the first quarter, particularly given the lower grade ore processed at three of our four operations,” stated Robert Gallagher, President and Chief Executive Officer. “We look forward to progressively stronger quarters as the year moves ahead and, importantly, remain on track with our guidance.”

Financial Results Overview

Revenue increased by 20% when compared to the same period of the prior year. The increase in revenue was attributable to higher gold and copper sales volumes which were partially offset by lower silver sales volumes as well as lower average realized prices for each of the three metals the company produces. Consistent with the quarter-over-quarter changes in consolidated gold production, the benefits of increased earnings from mine operations from New Afton and the Peak Mines were more than offset by decreases at Cerro San Pedro and Mesquite due to planned mining of lower grade ore at the company’s two open pit operations. At Cerro San Pedro, the average gold grade was 0.32 grams per tonne compared to 0.46 grams per tonne in the first quarter of 2012 and a reserve grade of 0.50 grams per tonne. For full year 2013, Cerro San Pedro’s average gold grade is expected to average approximately 10% above reserve grade, with this targeted improvement in grade benefitting the balance of 2013. Similarly, at Mesquite, the first quarter grade averaged 0.32 grams per tonne versus 0.59 grams per tonne in the prior year quarter and a reserve grade of 0.57 grams per tonne. As Mesquite is in a planned lower grade cycle, grades are expected to improve markedly through the balance of 2013, however, are scheduled to average approximately 30% below reserve grade for 2013. As previously noted, Mesquite’s future quarters should also benefit from an increase in ore tonnes mined.

Net earnings in the first quarter of 2013 were $36 million, or $0.08 per share. Net earnings were positively impacted by a non-cash $23 million pre-tax gain on the mark to market of the company’s share purchase warrants which was partially offset by a pre-tax foreign exchange loss of $6 million. Adjusted net earnings(3) were $21 million, or $0.04 per share.

Net cash generated from operations increased by 59% during the first quarter when compared to the same period of the prior year. This increase was primarily driven by New Afton now being a meaningful contributor to the company’s cash flow generation. In the first quarter of 2012, the company made a $7 million income tax payment at Cerro San Pedro related to 2011.

Development Project Update
El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class copper/gold project in northern Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

The El Morro and La Fortuna deposits currently represent the two principal zones of gold-copper mineralization. Future exploration efforts will also test the potential for bulk-mineable gold and copper production below the bottom of the La Fortuna open pit.

Activity at site has been limited recently due to the previously announced temporary suspension of the project's environmental permit. The Chilean Environmental Permitting Authority, the Servicio de Evaluación Ambiental, is actively consulting with the group of indigenous people who asserted that the multiple rounds of consultation leading up to the approval of the Environmental Impact Assessment (“EIA”) in March of 2011 were insufficient. It is anticipated this consultation process could be completed by late 2013 with the expectation that the modified EIA should be approved shortly thereafter. Project capital expenditures during the three months ended March 31, 2013 were $19 million (100% basis).

Blackwater

The company’s Blackwater project was further advanced during the first quarter. In addition to completing the previously announced Mineral Resource update, the team focused on progressing the environmental assessment reports, completing required condemnation drilling for proposed infrastructure sites and preparing for the regional exploration program on the company’s 1,000 square kilometre land package.

First Quarter 2013 Highlights

•	Updated Blackwater Mineral Resource estimate to be used for Feasibility Study on April 4, 2013:

o	Measured and Indicated gold resources for direct processing increased to 8.6 million ounces of gold at 0.88 grams per tonne and 57.5 million ounces of silver at 5.8 grams per tonne

o	Measured gold resources increased by 44% to 3.9 million ounces at 1.04 grams per tonne

•	Completed 12 deep exploration holes totaling 7,425 metres to further prove up and potentially extend the high grade zones in the west and north-central portions of deposit

•	Advanced exploration target selection for Capoose and other prospective areas identified for reconnaissance drilling in 2013

The Feasibility Study for the Blackwater project remains on target for completion in late 2013. The Feasibility Study will build upon the Preliminary Economic Assessment (“PEA”) which was completed in September of 2012 and outlined the parameters of a conventional truck and shovel open pit mine with a 60,000 tonne per day processing plant that had the potential to produce an average of over 500,000 ounces of gold per year(4).

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The company looks forward to providing additional updates on the results of its 2013 regional exploration program on the multiple previously identified targets across the 1,000 square kilometre Blackwater land package.

2013 Outlook

New Gold is pleased to reiterate its guidance for 2013 which is scheduled to provide shareholders with increased gold production at lower cost when compared to 2012.

New Gold’s copper and silver by-product revenue continues to provide an effective natural hedge against the various cost pressures being faced by the broader industry which allows the company to deliver lower costs.

Assumptions used in the 2013 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar. The diesel price assumed for 2013 is $3.70 per gallon. Realized commodity prices and average foreign exchange rates were in line with these assumptions during the first quarter, however, prices of gold, silver and copper have declined below the assumed levels in recent weeks. Though the company’s cash costs would be negatively impacted should copper and silver prices remain below the assumed prices, other cost-related factors, such as declining oil prices, lower explosive and cyanide costs as well as the depreciation of the Canadian dollar, would benefit costs. At today’s commodity prices and foreign exchange rates it is anticipated the company’s total cash costs(1) would be in the order of $350 per ounce. The following table provides an overview of the impact on total cash costs(1), both by asset and consolidated, of movements in certain key assumptions.

The company continues to view its commodity mix, and the correlated offsets that copper and silver revenues provide against certain input costs, as a differentiating factor that should allow New Gold to remain a lowest quartile cost producer for the benefit of its shareholders.

Lead Director

New Gold is pleased to announce the appointment of Mr. James Estey as the company’s lead director. Mr. Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. He has been an independent member of the New Gold Board of Directors since July of 2008.

New Afton C-Zone Gold and Copper Resources Grow by Over 300 Percent

The C-Zone resource, which lies immediately down plunge of the block of mineralization currently being mined, has been updated to incorporate the drilling that was completed through the end of February 2013.

Today’s New Afton Mineral Resource update is specific to the C-Zone. The balance of the New Afton Mineral Reserves and Resources remain unchanged from the year-end 2012 Mineral Reserve and Resource statement, net of first quarter mine production. The C-Zone update incorporates an additional 31 holes totaling 17,156 metres over the previous estimate and extends the mineralization both along strike and at depth. The company currently has three drills actively exploring the C-Zone and continues to target the completion of 30,000 metres of drilling in 2013. The company also recently initiated a 17,000 metre program targeting extensions to the main reserve, with two surface core drills and one underground drill currently active.

At December 31, 2012, New Afton’s Proven and Probable Mineral Reserves included 1.1 million ounces of gold at 0.65 grams per tonne and 1,080 million pounds of copper at 0.93%, resulting in a planned current base mine life of 14 years. The objective of the C-Zone exploration drilling is to add to the mine’s life while, at the same time, New Gold continues to evaluate opportunities to increase the throughput rate beyond the nameplate capacity of 11,000 tonnes per day.

The C-Zone mineral resource currently represents approximately 10 to 15% of New Afton’s total Measured and Indicated mineral resource inventory and approximately 50 to 60% of its total Inferred mineral resource inventory.

Since the late February 2013 data cut-off for the C-Zone mineral resource update, the company has drilled an additional 4,248 metres in six holes. Highlights of assays subsequently received are shown below. Two of the holes are particularly noteworthy as hole EA-32 bottomed in mineralization and hole EA-34 was drilled through the deepest portions of the C-Zone, intercepting mineralization approximately 500 metres vertically below the current block cave extraction level.

As it is currently defined by exploration drilling, the C-Zone has a sub-vertical 80 degree southerly dip and a moderate southwesterly plunge. The zone measures approximately 800 metres along its lateral strike, 550 metres in the vertical dimension, and ranges from 10 to 100 metres in true width, averaging 50 metres in true width overall. Drilled intervals reported in the table above represent down-hole lengths which cross-cut the C-Zone at orientations which vary depending on drill hole direction and dip.

The company looks forward to providing further updates on the various value-enhancing initiatives underway at New Afton throughout the remainder of the year and into 2014.

Webcast and Conference Call

A conference call and webcast will be held on Thursday, May 2, 2013 at 10:00 a.m. Eastern Time to discuss the 2013 first quarter results. A live audio webcast will be available on our homepage at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 33483361. The archived webcast will also be available after the call at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia position New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, in Canada obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and in Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) ALL-IN SUSTAINING CASH COSTS

The company is working with the World Gold Council and is in the process of adopting an “all-in sustaining cash costs” measure that the company believes more fully defines the total costs associated with producing gold. Although the definition is still preliminary, all-in sustaining cash costs, as currently defined, includes: total cash costs(1), corporate general and administrative expenses, exploration expense and sustaining capital. This metric is a non-IFRS measure.

(3) RECONCILIATION OF ADJUSTED NET EARNINGS

(4) CASH GENERATED FROM OPERATIONS BEFORE WORKING CAPITAL

Cash generated from operations before working capital is a non-IFRS performance measure which the company believes provides additional information about the company’s ability to generate cash flows from its mining operations.

(5) PEA – ADDITIONAL CAUTIONARY NOTE

This note regarding the preliminary economic assessment (“PEA”) is in addition to cautionary language already included in this news release as required under NI 43-101. The Blackwater PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. This news release includes information on New Gold’s PEA with respect to the Blackwater Project, which was outlined in the PEA Technical Report filed on October 10, 2012.  As disclosed in the news release, New Gold has, since the date of the PEA, completed several non-material updates of the mineral resource estimate for the Blackwater Project. Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of the Blackwater Project, the PEA is based on mineral resources estimates with an effective date of July 27, 2012, which do not reflect drilling conducted since their effective date, and the PEA does not reflect the latest mineral resource estimate discussed in subsequent news releases. Certain assumptions used in the PEA, some of which relate to the July 27, 2012 mineral resource estimate, may have changed from those used for the new resource estimate, causing a variation of parameters.  Moreover, the updated mineral resource estimate may impact how New Gold intends to develop the deposit, including pit outlines, production rates and mine life.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(In millions of U.S. dollars)	March 31 $ 2013	December 31 $ 2012
Assets		
Current assets		
Cash and cash equivalents	**672.4**	687.8
Trade and other receivables	**23.4**	46.9
Inventories	**170.2**	163.3
Current income tax receivable	**6.1**	6.6
Prepaid expenses and other	**10.3**	12.9
Total current assets	**882.4**	917.5
Investments	**0.7**	1.0
Non-current inventories	**32.3**	32.4
Mining interests	**3,190.4**	3,134.9
Deferred tax assets	**192.8**	194.1
Other	**3.6**	3.8
Total assets	**4,302.2**	4,283.7
Liabilities and equity		
Current liabilities		
Trade and other payables	**111.8**	120.7
Current derivative liabilities	**51.4**	56.4
Total current liabilities	**163.2**	177.1
Reclamation and closure cost obligations	**67.0**	68.5
Provisions	**10.7**	9.5
Non-current derivative liabilities	**37.0**	54.1
Non-current non-hedged derivative liabilities	**56.2**	80.3
Long-term debt	**854.3**	847.8
Deferred tax liabilities	**336.4**	322.9
Deferred benefit	**46.3**	46.3
Other	**1.0**	0.7
Total liabilities	**1,572.1**	1,607.2
Equity		
Common shares	**2,624.1**	2,618.4
Contributed surplus	**85.3**	85.2
Other reserves	**(39.0)**	(50.5)
Retained earnings	**59.7**	23.4
Total equity	**2,730.1**	2,676.5
Total liabilities and equity	**4,302.2**	4,283.7

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31	
	$	$
(In millions of U.S. dollars)	2013	2012
Operating activities		
Net earnings	36.3	33.5
Adjustments for:		
Realized gains on gold contracts	(2.7)	(2.4)
Realized and unrealized foreign exchange losses	5.6	1.5
Unrealized (gains) losses on non-hedged derivatives	(22.6)	8.6
Unrealized losses on concentrate contracts	0.5	-
Reclamation and closure costs paid	(0.4)	-
Loss on disposal of assets	0.5	0.3
Depreciation and depletion	37.8	18.5
Equity-settled share-based payment expense	2.1	2.0
Unrealized losses on cash flow hedging items	0.5	0.2
Income tax expense	12.4	18.3
Finance income	(0.4)	(0.2)
Finance costs	11.5	2.1
	81.1	82.4
Change in non-cash operating working capital	(12.9)	(16.3)
Cash generated from operations	68.2	66.1
Income taxes paid	(9.7)	(29.4)
Net cash generated from operations	58.5	36.7
Investing activities		
Mining interests	(76.4)	(110.1)
Purchase of additional Blackwater mining claims	-	(6.0)
Interest received	0.2	0.2
Cash used in investing activities	(76.2)	(115.9)
Financing activities		
Issuance of common shares on exercise of options and warrants	3.7	3.3
Financing initiation costs	(0.3)	(1.6)
Cash generated by financing activities	3.4	1.7
Effect of exchange rate changes on cash and cash equivalents	(1.1)	3.8
Decrease in cash and cash equivalents	(15.4)	(73.7)
Cash and cash equivalents, beginning of the period	687.8	309.4
Cash and cash equivalents, end of the period	672.4	235.7
Cash and cash equivalents are comprised of:		
Cash	317.6	138.0
Short-term money market instruments	354.8	97.7
	672.4	235.7